SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: February 6, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President

(Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, FEBRUARY 5, 2004

Shell Canada Closer to Regulatory Approval for Jackpine

Calgary, Alberta – Shell Canada has received the decision report and conditional approval for Phase 1 of its Jackpine Mine from the joint review panel established by the Alberta Energy and Utilities Board and the Government of Canada.

The Jackpine Mine, a second oil sands mine for Shell in the Athabasca oil sands region of northern Alberta, was found to be in the public interest and unlikely to result in significant adverse environmental effects. The application is subject to nineteen conditions and now has to be approved by the cabinets of both the provincial and federal governments.

Once approvals are received, Shell Canada will move ahead with the project development phase, which includes feasibility studies and continued community dialogue.

“This is a big step forward towards our long term growth goal of producing 500,000 barrels per day from our Athabasca oil sands leases,” said Neil Camarta, Senior Vice President, Oil Sands, Shell Canada Limited. “We appreciate the support shown by our stakeholders in helping us to create a sustainable project.”

The planned development phasing of Shell’s Athabasca oil sands leases is as follows:

•	Expansion of the existing Muskeg River Mine – to increase total production from the current design level of 155,000 barrels per day of bitumen up to approximately 225,000 barrels per day. This development would likely be complete before 2010.

•	Jackpine Mine – Phase 1 – a new stand-alone mining and extraction facility located on the eastern portion of Lease 13 with a capacity of approximately 200,000 barrels per day of bitumen production. The development of this new mine is covered by the pending regulatory approval for the east-side of Lease 13.

•	Jackpine Mine – Phase 2 – additional resources on Leases 88 and 89 would be mined as an extension of the first phase of the Jackpine Mine, allowing for additional production of approximately 100,000 barrels per day. Development of Leases 88 and 89 requires additional regulatory approval.

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Shell is also looking at the integration of each of these mining developments with upgrading facilities. The exact timing of any of these developments will depend on a number of factors, including the outcome of the regulatory processes, project economics and ability to meet Shell’s sustainable development principles.

Shell Canada’s Web site includes a comprehensive investor relations section and documents related to its oil sands growth opportunities. The Web site is www.shell.ca.

For more information, contact:

Patty Richards Public Affairs, Oil Sands Calgary, Alberta (403) 691-2023	Jim Fahner Manager, Investor Relations Calgary, Alberta (403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.